Registration No. 333-19725

Registration No. 811-08017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. [ ]

Post-Effective Amendment No. 36 [X]

AND/OR

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940]

Amendment No. 95 [X]

(Check appropriate box or boxes)

ANNUITY INVESTORS VARIABLE ACCOUNT B

(Exact Name of Registrant)

ANNUITY INVESTORS LIFE INSURANCE COMPANY ®

(Name of Depositor)

P.O. Box 5423, Cincinnati, Ohio 45201-5423

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number (800) 789-6771

Copy to:
MARK F. MUETHING, ESQ.	JOHN P. GRUBER, ESQ.
President and Assistant Secretary	Senior Vice President, General Counsel
Annuity Investors Life Insurance Company	Secretary and Chief Compliance Officer
P.O. Box 5423	Annuity Investors Life Insurance Company
Cincinnati, Ohio 45201-5423	P.O. Box 5423
(Name and Address of Agent for Service)	Cincinnati, Ohio 45201-5423

KEVIN L. COONEY, ESQ.
Frost Brown Todd LLC
9277 Centre Pointe Drive, Suite 300
West Chester, Ohio 45069-4866

Title of Securities Being Registered: Units of Interest in Annuity Investors Variable Account B under

The Commodore Spirit® Individual and Group Flexible Premium Deferred Annuities

It is proposed that this filing will become effective immediately, pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 (File Nos. 333-19725 and 811-08017) of Annuity Investors Variable Account B (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of filing exhibits to the Registration Statement and adding and updating hyperlinks to previously filed exhibits. The contents of the Registration Statement are hereby incorporated by reference.

1

PART C. Other Information

Note: This Part C contains information related to The Commodore Spirit® Variable Contract (File No. 333-19725), and Annuity Investors® Variable Account B.

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial Statements are included in Parts A or B of this Registration Statement.

(b)	Exhibits

(1)	Resolution of the Board of Directors of Annuity Investors Life Insurance Company® authorizing establishment of Annuity Investors® Variable Account B. 1/

(2)	Not Applicable.

(3)	Distribution and Selling Agreements.

(a)	DISTRIBUTION AGREEMENTS

(1)	Distribution Agreement between Annuity Investors Life Insurance Company® and AAG Securities, Inc. (n/k/a Great American Advisors®, Inc.) dated December 1, 1995. 2/

(2)	Revised Distribution Agreement between Annuity Investors Life Insurance Company® and Great American Advisor®, Inc. (Effective May 1, 1997). 2A/

(i)	Amended Schedule 1 to Distribution Agreement. 3/

(ii)	Amended Schedule 1 (Effective May 1, 2008) and Schedule 2A (Special Addendum) to Distribution Agreement. 28/

(b)	SELLING AGREEMENTS

(1)	Form of Selling Agreement between Annuity Investors Life Insurance® Company, AAG Securities, Inc. (n/k/a Great American Advisors®, Inc.) and another Broker-Dealer. 2/

(2)	Revised Form of Selling Agreement between Annuity Investors Life Insurance® Company, AAG Securities, Inc. (n/k/a Great American Advisors®, Inc.) and another Broker-Dealer. 12/

(3)	2012 Revised Form of Selling Agreement between Annuity Investors Life Insurance Company®, Great American Advisors®, Inc. and another Broker-Dealer. 28/

(c)	RELATED AGREEMENTS

(1)	Agreement between AAG Securities, Inc. (n/k/a Great American Advisors®, Inc.) and AAG Insurance Agency, Inc. dated February 2, 1995. 2/

(4)	Individual and Group Contract Forms, Endorsements and Riders.

(a)	CONTRACTS

(1)	Form of Qualified Individual Flexible Premium Deferred Variable Annuity Contract (A801-BD (Q Rev. 3/97)-3). 2A/

(2)	Form of Non-Qualified Individual Flexible Premium Deferred Variable Annuity Contract (A801-BD (NQ Rev. 3/07)-3). 2A/

(3)	Form of Group Flexible Premium Deferred Variable Annuity Contract (G801-BD (97)-3). 2A/

(4)	Form of Certificate of Participation under a Group Flexible Premium Deferred Variable Annuity Contract (C801-BD (97)-3). 2A/

(5)	Revised Form of Qualified Individual Flexible Premium Deferred Variable Annuity Contract (P1809003NW). 2B/

(6)	Revised Form of Non-Qualified Individual Flexible Premium Deferred Variable Annuity Contract (P1809103NW). 2B/

(7)	Form of Group Flexible Premium Deferred Variable Annuity Contract (P2008603NW). 29/

(8)	Form of Certificate of Participation under a Group Flexible Premium Deferred Variable Annuity Contract (P2008703NW). 29/

(b)	LOAN ENDORSEMENTS

(1)	Form of Loan Endorsement to Individual Contract (ELOAN (96)-3). 2A/

(2)	Form of Loan Endorsement to Group Contract (EGLOAN (95)-3). 2A/

(3)	Form of Loan Endorsement to Certificate of Participation under a Group Contract (ECLOAN (95)-3). 2A/

(4)	Form of Loan Endorsement to Individual Contract (E1808703NW). 28/

(5)	Form of Loan Endorsement to Group Contract (E2008403NW). 28/

(6)	Form of Loan Endorsement to Certificate of Participation under a Group Contract (E2008503NW). 28/

(7)	Form of Loan Restriction Endorsement to Individual and Group Contract (for use in PA) (E6009904NW). 29/

(c)	TEXAS OPTIONAL RETIREMENT PROGRAM ENDORSEMENTS

(1)	Form of Texas Optional Retirement Program Endorsement to Individual Contract (ETXORP (5/96)-3). 2A/

(2)	Form of Texas Optional Retirement Program Endorsement to Group Contract (EGTXORP (5/96)-3). 2A/

(3)	Form of Texas Optional Retirement Program Endorsement to Certificate of Participation under a Group Contract (ECTXORP (5/96)-3. 2A/

(d)	LONG-TERM CARE WAIVER RIDERS

(1)	Form of Long-Term Care Waiver Raider to Individual Contract (R115 (Rev. 8/95)-3. 1A/

(2)	Form of Long-Term Care Waiver Rider to Group Contract (RG115 (Rev. 6/95)-3). 2A/

(3)	Form of Long-Term Care Waiver Rider to Certificate of Participation under a Group Contract (RC115 (Rev. 6/95)-3). 2A/

(e)	DEFERRED COMPENSATION ENDORSEMENTS

(1)	Form of Deferred Compensation Endorsement to Group Contract (EG457 (95)-3). 2A/

(2)	Form of Deferred Compensation Endorsement to Certificate of Participation under a Group Contract (EC457 (95)-3). 2A/

(f)	SIMPLE IRA ENDORSEMENTS

(1)	Form of SIMPLE IRA Endorsement to Individual Contract (E408P (Rev. 11/97)-3). 3/

(1A)	Form of SIMPLE IRA Endorsement to Individual Contract (E408P (97)-3). FW/

(2)	Form of SIMPLE Individual Retirement Annuity Endorsement to Group Contract (EG408P (98)-3). 38/

(3)	Form of SIMPLE Individual Retirement Annuity Endorsement to Certificate of Participation under a Group Contract (EC408P (98)-3). 38/

(4)	Revised Form of SIMPLE IRA Endorsement to Qualified Individual Contract (E6003202NW). 28/

(g)	ROTH IRA ENDORSEMENTS

(1)	Form of Roth IRA Endorsement to Qualified Individual Contract (EIRAROTH (97)-3). 3/

(2)	Form of Roth Individual Retirement Annuity Endorsement to Group Contract (EGIRA (98)-3). 38/

(3)	Form of Roth Individual Retirement Annuity Endorsement to Certificate of Participation under a Group Contract (ECIRA (98)-3). 38/

(4)	Form of Roth IRA Endorsement to Qualified Individual Contract (E6003102NW). 28/

(h)	EMPLOYER PLAN ENDORSEMENTS

(1)	Form of Employer Plan Endorsement to Individual Contract (EPLAN (96)-3). 3A/

(2)	Form of Employer Plan Endorsement to Group Contract (EGPLAN (96)-3). 2A/

(3)	Form of Employer Plan Endorsement to Certificate of Participation under a Group Contract (ECPLAN (96)-3). 2A/

(4)	Revised Form of Employer Plan Endorsement to Group Contract (EPLAN (Rev. 2/98)-3). 3/

(5)	Revised Form of Employer Plan Endorsement to Certificate of Participation under a Group Contract (EGPLAN (Rev 2/98)-3). 3/

(6)	Revised Form of Employer Plan Endorsement to Qualified Individual Contract (ECPLAN (Rev. 2/98)-3). 3/

(i)	TAX SHELTERED ANNUITY ENDORSEMENTS

(1)	Form of Tax Sheltered Annuity Endorsement to Individual Contract (ETSA (Rev. 2/98)-3). 3/

(1A)	Form of Tax Sheltered Annuity Endorsement to Individual Contract (ETSA (96)-3). 2A/

(2)	Form of Tax Sheltered Annuity Endorsement to Group Contract (EGTSA (Rev. 2/98)-3). 3/

(2A)	Form of Tax Sheltered Annuity Endorsement to Group Contract (EGTSA (96)-3). 2A/

(3)	Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract (ECTSA (Rev. 2/98)-3). 3/

(3A)	Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract (ECTSA (96)-3). 2A/

(4)	Revised Form of Tax Sheltered Annuity Endorsement to Qualified Individual Contract (E6003302NW). 28/

(5)	Revised Form of Tax Sheltered Annuity Endorsement to Group Contract (E6007402NW). 28/

(6)	Revised Form of Tax Sheltered Annuity Endorsement to Individual Contract (E6003306NW). 28/

(7)	Revised Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract (E6007502NW). 28/

(8)	Revised Form of Tax Sheltered Annuity Endorsement to Group Contract (E6007405NW). 28/

(9)	Revised Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract (E6007505NW). 28/

(10)	Revised Form of Tax Sheltered Annuity Endorsement to Group Contract (E6007408NW). 28/

(11)	Revised Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract (E6007508NW). 28/

(j)	QUALIFIED PENSION, PROFIT SHARING AND ANNUITY PLAN ENDORSEMENTS

(1)	Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract (E401 (Rev. 2/98)-3). 3/

(1A)	Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract (E401 (96)-3). 2A/

(2)	Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract (EG401 (Rev. 2/98)-3). 3/

(2A)	Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract (EG401 (95)-3). 2A/

(3)	Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under Group Contract (EC401 (Rev. 2/98)-3). 3/

(3A)	Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under Group Contract (EC401 (95)-3). 2A/

(4)	Revised Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract (E6003405NW). 28A/

(4A)	Revised Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract (E6003402NW). FW/

(5)	Revised Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract (E6007602NW). 28/

(6)	Revised Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under a Group Contract (E6007702NW). 28/

(7)	Revised Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract (E6007605NW). 28/

(8)	Revised Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under a Group Contract (E6007705NW). 28/

(k)	GOVERNMENTAL SECTION 457 PLAN ENDORSEMENTS

(1A)	Form of Governmental Section 457 Plan Endorsement to Qualified Individual Contract (E457G (98)-4). 3/

(2)	Form of Governmental Section 457 Plan Endorsement to Group Contract (EG457G (98)-3). 3/

(3)	Form of Governmental Section 457 Plan Endorsement to Certificate of Participation under a Group Contract (EC457G (98)-3). 3/

(4)	Form of Governmental Section 457 Plan Endorsement to Qualified Individual Contract (E6003505NW). 28A/

(5)	Form of Governmental Section 457 Plan Endorsement to Group Contract (E6007802NW). 28/

(6)	Form of Governmental Section 457 Plan Endorsement to Certificate of Participation under a Group Contract (E6007902NW). 28/

(7)	Form of Governmental Section 457 Plan Endorsement to Group Contract (E6007805NW). 28/

(8)	Form of Governmental Section 457 Plan Endorsement to Certificate of Participation under a Group Contract (E6007905NW). 28/

(l)	SUCCESSOR OWNER ENDORSEMENTS

(1A)	Form of Successor Owner Endorsement to Qualified Individual Contract and Non-Qualified Individual Contract (EASUC A801 (99)-3). 5/

(2)	Form of Successor Owner Endorsement to Group Contract (EGSUC (99)-3). 5/

(3)	Form of Successor Owner Endorsement to Certificate of Participation under a Group Contract (ECSUC (99)-3). 5/

(m)	INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENTS

(1A)	Form of Individual Retirement Annuity Endorsement to Individual Contract (EIRA 996)-3). 2A/

(1B)	Form of Individual Retirement Annuity Endorsement to Individual Contract (EIRA (Rev. 9/97)-3. 2A/

(2)	Form of Individual Retirement Annuity Endorsement to Group Contract (EGIRA (98)-3). 38/

(3)	Form of Individual Retirement Annuity Endorsement to Certificate of Participation under a Group Contract (ECIRA (98)-3). 38/

(4)	Revised Form of Individual Retirement Annuity Endorsement to Individual Qualified Contract (E6003002NW). 28/

(n)	OTHER ENDORSEMENTS

(1)	Form of Unisex Endorsement to Non-Qualified Individual Contract (EASO (USX98)-3). 38/

(2)	Form of Settlement Options Endorsement to Individual Contract and Group Contract (E6012104NW). FW/

(o)	GUARANTEED WITHDRAWAL BENEFIT RIDERS

(1)	Form of Guaranteed Lifetime Withdrawal Benefit Rider for Individual Contract (R1813307NW). 22/

(2)	Form of Guaranteed Lifetime Withdrawal Benefit Rider for Group Contract (R2010707NW). 22/

(3)	Form of Guaranteed Lifetime Withdrawal Benefit Rider for Certificate of Participation under Group Contract (R2010807NW). 22/

(4)	Form of Guaranteed Minimum Withdrawal Benefit Rider for Individual Contract (R1813507NW). 22/

(5)	Form of Guaranteed Minimum Withdrawal Benefit Rider for Group Contract (R2010907NW). 22/

(6)	Form of Guaranteed Minimum Withdrawal Benefit Rider for Certificate of Participation under Group Contract (R2011007NW). 22/

(o-1) INCOME BENEFIT RIDER

(1)	Form of Income Benefit Rider to Qualified Individual Contract. 8/

(2)	Form of Income Benefit Rider to Non-Qualified Individual Contract. 8/

(3)	Form of Income Benefit Rider to Group Contract. 8/

(4)	Form of Income Benefit Rider to Certificate of Participation under a Group Contract. 8/

(p)	DEATH BENEFIT ENDORSEMENTS

(1)	Form of Optional Death Benefit Endorsement to Individual Contract. 9/

(1A)	Form of Death Benefit Amount Endorsement to Individual Contract. 10/

(2)	Form of Death Benefit Amount Endorsement to Group Contract. 10/

(3)	Form of Death Benefit Amount Endorsement to Certificate of Participation under a Group Contract. 10/

(4)	Form of Death Benefit Amount Endorsement to Group Contract (E2007002NW). 28/

(5)	Form of Death Benefit Amount Endorsement to Certificate of Participation under a Group Contract (E2007102NW). 28/

(q)	RMD ENDORSEMENTS

(1)	Form of RMD Endorsement to Individual Contract and to Certificate of Participation under a Group Contract (E6022809NW). 28/

(2)	Form of RMD Endorsement to Group Contract (E6022709NW). 28/

(r)	ACD ENDORSEMENTS

(1)	Form of Default Annuity Commencement Date and Form of Payment Endorsement to Individual Contract (E6029810NW). 28/

(2)	Form of Default Annuity Commencement Date and Form of Payment Endorsement to Group Contract (E6030210NW). 28/

(3)	Form of Default Annuity Commencement Date and Form of Payment Endorsement to Certificate of Participation under a Group Contract (E6030310NW). 28/

(5)	Applications.

(a)	INDIVIDUAL AND CERTIFICATE APPLICATIONS

(1)	Form of Application for Individual Flexible Premium Deferred Annuity Contract and Certificate of Participation under a Group Contract.2A

(2)	Revised Form of Application for Individual Flexible Premium Deferred Annuity Contract and Certificate of Participation under a Group Contract. 4/

(b)	GROUP APPLICATIONS

(1)	Form of Application for Group Flexible Premium Deferred Annuity Contract. 2A/

(2)	Revised Form of Application for Group Flexible Premium Deferred Annuity Contract. 4/

(6)	Organizational Documents.

(a)	ARTICLES OF INCORPORATION

(1)	Articles of Incorporation of Annuity Investors Life Insurance Company® as amended through August 14, 1996. 1/

(b)	CODE OF REGULATIONS

(1)	Code of Regulations of Annuity Investors Life Insurance Company®. 1/

(7)	Not Applicable.

(8)	Other Material Contracts.

(a)	GREAT AMERICAN FINANCIAL RESOURCES, INC.

(1)

Great American Financial Resources: Service Agreement between Annuity Investors Life Insurance Company® and American Annuity Group, Inc. (n/k/a Great American® Financial Resources, Inc.) dated December 1, 1995. 2/

(2)

Great American Financial Resources: Investment Services Agreement between Annuity Investors Life Insurance Company® and American Annuity Group, Inc. (n/k/a Great American Financial Resources, Inc.) dated November 28, 1995. 2/

(b)	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)

(1)

AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Annuity Investors Life Insurance Company and Great American Advisors, Inc. dated as of April 4, 2001. 35/

(i)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Amendment No. 2 effective July 1, 2002, to Participation Agreement. 36/

(ii)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Amendment effective April 30, 2004, to Participation Agreement. 18/

(iii)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Amendment effective May 1, 2008, to Participation Agreement. 24/

(iv)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Amendment effective April 30, 2010 to Participation Agreement. 27/

(2)	AIM (Invesco): Administrative Services Agreement dated as of October 1, 2016 between Annuity Investors Life Insurance Company and Invesco Advisors, Inc. 33/

(3)	AIM (Invesco): Distribution Services Agreement between Annuity Investors Life Insurance Company and AIM Distributors, Inc. effective as of July 1, 2002. 36/

(4)	AIM (Invesco) : AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 between AIM Investment Services, Inc. and Annuity Investors Life Insurance Company. 24/

(i)	AIM (Invesco) : Addendum to AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2. 24/

(c)	AMERICAN CENTURY

(1)	[reserved]

(2)	American Century: Shareholder Services Agreement dated November 10, 2004 by and between Annuity Investors Life Insurance Company® and American Century Investment Services, Inc. 18/

(i)	American Century : Novation Agreement dated as of February 16, 2010 with respect to Shareholder Services Agreement. 26/

(3)	American Century: Shareholder Information Agreement between Annuity Investors Life Insurance Company and American Century Investment Services, Inc. dated as of October 16, 2006. 24/

(d)	CALAMOS ADVISORS TRUST

(1)	Calamos Advisors Trust: Participation Agreement among Calamos Advisors Trust, Calamos Advisors LLC, Calamos Financial Services LLC and Annuity Investors Life Insurance Company. 23/

(i)	Calamos Advisors Trust: Amendment dated as of May 1, 2008 to Participation Agreement. 24/

(2)	Calamos: Administrative Services Agreement between Calamos Advisors LLC and Annuity Investors Life Insurance Company dated as of May 1, 2007. 24/

(3)	Calamos: Shareholder Information Agreement between Calamos Financial Services LLC and Annuity Investors Life Insurance Company dated as of November 26, 2007. 24/

(e)	DAVIS VARIABLE ACCOUNT FUND

(1)	Davis Variable Account Fund: Participation Agreement among Davis Variable Account Fund, Inc., Davis Distributors, LLC and Annuity Investors Life Insurance Company. 23/

(i)	Davis Variable Account Fund: Addendum dated as of May 1, 2008 to Participation Agreement. 24/

(f)	BNY MELLON VARIABLE INVESTMENT FUND AND BNY MELLON INVESTMENT PORTFOLIOS (f/k/a Dreyfus Variable Investment Fund and Dreyfus Investment Portfolios)

(1)	BNY Mellon Variable Investment Fund: Participation Agreement between Annuity Investors Life Insurance Company® and BNY Mellon Variable Investment Fund dated November 21, 1995. 2/

(i)

BNY Mellon Variable Investment Fund: Letter of Agreement (as to references to Separate Account in November 21, 1995 Participation Agreement) dated April 14, 1997 between Annuity Investors Life Insurance Company and BNY Mellon Variable Investment Fund. 2A/

(ii)	BNY Mellon Variable Investment Fund: Amendment dated as of July 1, 2002 to Fund Participation Agreement. 36/

(iii)	BNY Mellon Variable Investment Fund: Amendment dated as of December 1, 2004 to Fund Participation Agreement. FW/

(iv)	BNY Mellon Variable Investment Fund: Third Amendment dated as of March 1, 2007 to Fund Participation Agreement. 23/

(v)	BNY Mellon Variable Investment Fund: Amendment No. 4 dated October 12, 2011 to Fund Participation Agreement. 30/

(g)	BNY MELLON SUSTAINABLE U.S. EQUITY PORTFOLIO (f/k/a Dreyfus Socially Responsible Growth Fund)

(1)

BNY Mellon Sustainable U.S. Equity Portfolio: Participation Agreement between Annuity Investors Life Insurance Company® and BNY Mellon Sustainable U.S. Equity Portfolio, Inc. dated November 21, 1995. 2/

(i)

BNY Mellon Sustainable U.S. Equity Portfolio: Letter of Agreement (as to references to Separate Account in November 21, 1995 Participation Agreement) dated April 14, 1997 between Annuity Investors life Insurance Company® and BNY Mellon Sustainable U.S. Equity Portfolio, Inc. 2A/

(ii)	BNY Mellon Variable Investment Fund: Amendment dated as of July 1, 2002 to Fund Participation Agreement. 36/

(iii)	BNY Mellon Sustainable U.S. Equity Portfolio: Third Amendment dated as of March 1, 2007 to Fund Participation Agreement. 23/

(iv)	BNY Mellon Sustainable U.S. Equity Portfolio: Amendment No. 2 dated October 12, 2011 to Fund Participation Agreement. 30/

(h)	BNY MELLON STOCK INDEX FUND (f/k/a Dreyfus Stock Index Fund)

(1)	BNY Mellon Stock Index Fund: Participation Agreement between Annuity Investors Life Insurance Company® and BNY Mellon Stock Index Fund dated November 21, 1995. 2/

(i)

BNY Mellon Stock Index Fund: Letter of Agreement (as to references to Separate Account in November 21, 1995 Participation Agreement) dated April 14, 1997 between Annuity Investors Life Insurance Company® and BNY Mellon Stock Index Fund. 2A/

(ii)	BNY Mellon Stock Index Fund: Amendment dated as of July 1, 2002 to Fund Participation Agreement. 36/

(iii)	BNY Mellon Stock Index Fund: Third Amendment dated as of March 1, 2007 to Fund Participation Agreement. 23/

(iv)	BNY Mellon Stock Index Fund: Amendment No. 2 dated October 12, 2011 to Fund Participation Agreement. 30/

(i)	BNY MELLON FUNDS (f/k/a Dreyfus Funds)

(1)	BNY Mellon: Amended and Restated Administrative Services Agreement between BNY Mellon and Annuity Investors Life Insurance Company® dated April 24, 1997. 2A/

(i)	BNY Mellon: Amendment dated July 1, 2002 to Amended and Restated Letter Agreement dated July 24, 1997. 36/

(ii)	BNY Mellon: Second Amendment dated as of December 1, 2004 to Amended and Restated Administrative Services Agreement. 18/

(iii)	BNY Mellon: Third Amendment dated as of March 1, 2007 to Amended and Restated Administrative Services Agreement. 23/

(2)	BNY Mellon: Letter Agreement (Shareholder Services) between BNY Mellon and Annuity Investors Life Insurance Company dated July 1, 2002. 36/

(i)	BNY Mellon: Amendment to Letter Agreement (Shareholder Services) dated as of March 1, 2007. FW/

(3)	BNY Mellon: 2006 Supplemental Agreement (including Rule 22c-2 provisions) between BNY Mellon and Annuity Investors Life Insurance Company as of October 1, 2006. 24/

(j)	DEUTSCHE DWS

(1)

Deutsche DWS Variable Series I, Variable Series II and Investment VIT Funds: Amended and Restated Participation Agreement among Annuity Investors Life Insurance Company, DWS Variable Series I, DWS Variable Series II and DWS Investment VIT Funds, DWS Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. dated as of May 1, 2008. 24/

(i)	Deutsche DWS Variable Series I, Variable Series II, and Investment VIT Funds: Amendment dated May 1, 2015 to Participation Agreement. 32/

(2)	Deutsche DWS: Form of Service Agreement between Bankers Trust (n/k/a Deutsche Asset Management VIF Funds n/k/a Scudder VIT Funds) and Annuity Investors Life Insurance Company®. 8/

(3)	Deutsche DWS: Administrative Services Letter Agreement between Annuity Investors Life Insurance Company and Deutsche Investment Management Americas Inc. dated as of March 5, 1999.[8]

(i)	Deutsche DWS: Amendment No. 1 dated as of March 9, 2001 to Administrative Services Letter Agreement. FW/

(ii)	Deutsche DWS: Amendment dated as of April 10, 2006 to Administrative Services Letter Agreement. FW/

(iii)	Deutsche DWS : Amendment dated as of May 1, 2008 to Administrative Services Letter Agreement. 24/

(iv)	Deutsche DWS: Amendment dated as of May 1, 2010 to Administrative Services Letter Agreement. 26/

(4)	Deutsche DWS : Supplemental Agreement (Rule 22c-2) between DWS Scudder Distributors, Inc. and Annuity Investors Life Insurance Company dated as of March 29, 2007. 24/

(k)	ALPS VARIABLE INVESTMENT TRUST (Morningstar Portfolios) (f/k/a Ibbotson Portfolios)

(1)

Morningstar Portfolios: Fund Participation Agreement among Annuity Investors Life Insurance Company, ALPS Variable Investment Trust (Morningstar Portfolios), ALPS Advisers, Inc. and ALPS Distributors, Inc. 23/

(i)	Morningstar Portfolios: Amendment to Fund Participation Agreement dated November 23, 2007. FW/

(ii)	Morningstar Portfolios: Amended Schedule dated as of January 25, 2008 to Fund Participation Agreement. 24/

(iii)	Morningstar Portfolios: Amendment dated April 30, 2013 to Fund Participation Agreement. 31/

(iv)	Morningstar Portfolios: Amendment dated June 14, 2017 to Fund Participation Agreement. 34/

(2)	Morningstar Portfolios: Rule 22c-2 Shareholder Information Agreement between ALPS Variable Investment Trust and Annuity Investors Life Insurance Company as of May 1, 2007. 24/

(3)	Morningstar Portfolios: Consent Letter dated October 6, 2011 Regarding Continuation of Fund Participation Agreement and Related Agreements. FW/

(l)	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

(1)

Franklin Templeton Variable Insurance Products Trust: Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Annuity Investors Life Insurance Company and Great American Advisors, Inc. 23/

(i)	Franklin Templeton Variable Insurance Products Trust: Amendment No. 1 dated as of May 1, 2008 to Fund Participation Agreement. 24/

(ii)	Franklin Templeton Variable Insurance Products Trust: Amendment No. 2 dated as of April 15, 2013 to Fund Participation Agreement. 31/

(iii)	Franklin Templeton Variable Insurance Products Trust: Participation Agreement Addendum dated May 1, 2015. 32/

(2)	Franklin Templeton: Administrative Services Agreement between Franklin Templeton Services, LLC and Annuity Investors Life Insurance Company. FW/

(i)	Franklin Templeton: Amendment No. 1 dated as of February 16, 2009 to Administrative Services Agreement. FW/

(3)	Franklin Templeton: Shareholder Information Agreement between Franklin/Templeton Distributors, Inc. and Annuity Investors Life Insurance Company dated April 16, 2007. 24/

(m)	JANUS ASPEN SERIES

(1)	Janus Aspen Series: Participation Agreement between Annuity Investors Life Insurance Company® and Janus Aspen Series dated September 1, 1995. 2/

(i)	Janus Aspen Series: Amended Schedule A to Participation Agreement between Annuity Investors Life Insurance Company® and Janus Aspen Series. 3/

(ii)	Janus Aspen Series: Amendment effective January 2, 2004 to Fund Participation Agreements. FW/

(iii)	Janus Aspen Series: Amendment effective May 1, 2004 to Fund Participation Agreements. FW/

(iv)	Janus Aspen Series: Amendment effective December 1, 2005 to Fund Participation Agreements.[21]

(2)	Janus: Letter Agreement (Administrative Services) between Annuity Investors Life Insurance Company® and Janus Capital Corporation dated December 6, 1996. 2A/

(3)	Janus: Supplemental Agreement (Rule 22c-2) between Janus Distributors LLC and Annuity Investors Life Insurance Company dated as of August 14, 2006. 24/

(n)	MORGAN STANLEY VARIABLE INSURANCE FUND (f/k/a Van Kampen)

(1)	Morgan Stanley Variable Insurance Fund: Participation Agreement between Annuity Investors Life Insurance Company® and Morgan Stanley Variable Insurance Fund, Inc. 2A/

(i)	Morgan Stanley Variable Insurance Fund: Amended Schedule B to Participation Agreement between Annuity Investors Life Insurance Company® and Morgan Stanley Variable Insurance Fund, Inc. 3/

(ii)	Morgan Stanley Variable Insurance Fund: Amendment dated as of July 1, 2002 to Participation Agreement.[36]

(iii)	Morgan Stanley Variable Insurance Fund: Amendment dated as of May 1, 2007 to Participation Agreement. 23/

(iv)	Morgan Stanley Variable Insurance Fund: Amendment dated as of May 1, 2008, to Participation Agreement. 24/

(v)	Morgan Stanley Variable Insurance Fund: Amendment dated as of May 1, 2015 to Participation Agreement. 32/

(2)	Morgan Stanley: Letter Agreement (Administrative Services) with Morgan Stanley Asset Management Inc. dated May 1, 1997. 2A/

(i)	Morgan Stanley: Letter Agreement (Administrative Services) with Morgan Stanley Asset Management Inc. dated May 1, 2007. 23/

(ii)	Morgan Stanley : Letter Agreement dated May 1, 2015 among The Universal Institutional Fund, Morgan Stanley Investment Advisors, and Annuity Investors Life Insurance Company. 32/

(3)	Morgan Stanley: Shareholder Information Agreement (Rule 22c-2) between Morgan Stanley Distribution, Inc. and Annuity Investors Life Insurance Company dated as of March 1, 2007. 24/

(o)	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (f/k/a Oppenheimer Variable Account Funds)

(1)	Invesco Variable Insurance Funds: Participation Agreement between Annuity Investors Life Insurance Company® and the Invesco Variable Insurance Funds. 36/

(i)	Invesco Variable Insurance Funds: Amendment effective December 1, 2004 to Participation Agreement. 37/

(ii)	Invesco Variable Insurance Funds: Amendment No. 2 effective May 1, 2008 to Participation Agreement.[24]

(2)	Invesco: Letter Agreement (Administrative Services) with Invesco Funds dated July 1, 2002. 36/

(3)	Invesco: Shareholder Information Agreement between OppenheimerFunds Distributor, Inc. and Annuity Investors Life Insurance Company dated as of October 11, 2006. 24/

(p)	PIMCO VARIABLE INSURANCE TRUST

(1)

PIMCO Variable Insurance Trust: Participation Agreement by and between Annuity Investors Life Insurance Company®, PIMCO Variable Insurance Trust and PIMCO Fund Distributors LLC effective July 1, 2002. 27/

(i)	PIMCO Variable Insurance Trust: Amendment dated December 1, 2004 to Participation Agreement. 18/

(ii)	PIMCO Variable Insurance Trust: Amendment effective as of May 1, 2005 to Participation Agreement. 21/

(iii)	PIMCO Variable Insurance Trust: Novation of and Amendment dated December 8, 2010, to Participation Agreement. 27/

(iv)	PIMCO Variable Insurance Trust: Amendment dated May 1, 2015 to Participation Agreement. 32/

(2)	PIMCO: Rule 22c-2 Amendment to Participation Agreement between Allianz Global Investors Distributors LLC and Annuity Investors Life Insurance Company dated as of April 4, 2007. 24/

(3)	PIMCO: Assignment and Amendment to Services Agreement, dated April 1, 2012, by and among PIMCO Variable Insurance Trust, PIMCO Investments LLC and Annuity Investors Life Insurance Company. 30/

(q)	THE TIMOTHY PLAN

(1)	The Timothy Plan: Participation Agreement between The Timothy Plan, Timothy Partners, Ltd. and Annuity Investors Life Insurance Company®. 4/

(i)	The Timothy Plan: Amendment effective January 12, 2006 to Participation Agreement. 21/

(2)	Timothy Plan: Administrative Services Agreement between The Timothy Plan and Annuity Investors Life Insurance Company®. 4/

(i)	Timothy Plan: Amendment as of May 19, 2009 to Administrative Services Agreement. FW/

(3)	Timothy Plan: Shareholder Information Agreement between Timothy Partners, Ltd. and Annuity Investors Life Insurance Company® dated as April 16, 2007. FW/

(r)	WILSHIRE VARIABLE INSURANCE TRUST

(1)	Wilshire Variable Insurance Trust: Amended and Restated Fund Participation Agreement among Wilshire Variable Insurance Trust, PFPC Distributors, Inc. and Annuity Investors Life Insurance Company. 25/

(2)

Wilshire Variable Insurance Trust: Amended and Restated Fund Participation Agreement among Wilshire Variable Insurance Trust, Ultimus Fund Distributors, LLC and Annuity Investors Life Insurance Company dated as of October 1, 2016. 33/

(9)	Opinion and Consent of Counsel dated December 19, 1996. 1/

(10)	Consent of Independent Registered Public Accounting Firm. [39]

(11)	Not Applicable.

(12)	Not Applicable.

(99)	Powers of Attorney. FW/

(99.1)	AFG Organizational Chart as of December 31, 2019. [39]

1/	Incorporated by reference to Form N-4 EL filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on December 23, 1996.

1A/

Incorporated by reference to Pre-Effective Amendment No. 1 (Form N-4 EL/A) filed on behalf of Annuity Investors® Variable Account A, 1933 Act File No. 033-59861 (Nauticus), 1940 Act File No. 811-07299, on November 8, 1995.

2/

Incorporated by reference to Pre-Effective Amendment No. 3 (Form N-4 EL/A) filed on behalf of Annuity Investors® Variable Account A, 1933 Act File No. 033-59861 (Nauticus), 1940 Act File No. 811-07299, on December 4, 1995.

2A/

Incorporated by reference to Pre-Effective Amendment No. 1 (Form N-4 EL/A) filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on June 3, 1997.

2B/

Incorporated by reference to Post-Effective Amendment No. 13 to Form N-4 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on February 27, 2004.

3/	Incorporated by reference to Form N-4 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-51971 (Advantage), 1940 Act File No. 811-08017, on May 6, 1998.

3A/	Incorporated by reference to Form N-4 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-51955 (Independence), 1940 Act File No. 811-08017, on May 6, 1998.

3B/	[text intentionally deleted]

4/

Incorporated by reference to Post-Effective Amendment No. 2 to Form N-4 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on April 29, 1998.

5/

Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-51955 (Independence), 1940 Act File No. 811-08017, on February 26, 1999.

6/	[text intentionally deleted]

7/	[text intentionally deleted]

8/

Incorporated by reference to Post-Effective Amendment No. 5 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on February 26, 1999.

9/	Incorporated by reference to Post-Effective Amendment No. 8 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on May 2, 2001.

10/

Incorporated by reference to Post-Effective Amendment No. 11 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on February 28, 2003.

11/	[text intentionally deleted]

12/

Incorporated by reference to Post-Effective Amendment No. 3 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on November 17, 1998.

13/	[text intentionally deleted]

14/	[text intentionally deleted]

15/	[text intentionally deleted]

16/	[text intentionally deleted]

17/	[text intentionally deleted]

18/	Incorporated by reference to Post-Effective Amendment No. 6 filed on behalf of Annuity Investors® Variable Account C, 1940 Act File No. 811-21095, on March 1, 2005.

19/	[text intentionally deleted]

20/	[text intentionally deleted]

21/

Incorporated by reference to Post-Effective Amendment No. 18 to Form N-4 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on May 1, 2006.

22/

Incorporated by reference to Post-Effective Amendment No. 13 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-51955 (Independence), 1940 Act File No. 811-08017, on or about May 1, 2007.

23/

Incorporated by reference to Post-Effective Amendment No. 14 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-51955 (Independence), 1940 Act File No. 811-08017, on or about May 22, 2007.

24/

Incorporated by reference to Post-Effective Amendment No. 1 filed on behalf of Annuity Investors® Variable Account C, 1933 Act File No. 333-148676 (Access100), 1940 Act File No. 811-21095, on or about April 27, 2009.

25/

Incorporated by reference to Post-Effective Amendment No. 2 filed on behalf of Annuity Investors® Variable Account C, 1933 Act File No. 333-148387 (Transition20), 1940 Act File No. 811-21095, on or about February 16, 2010.

26/

Incorporated by reference to Post-Effective Amendment No. 3 filed on behalf of Annuity Investors® Variable Account C, 1933 Act File No. 333-148387 (Transition20), 1940 Act File No. 811-21095, on or about April 29, 2010.

27/

Incorporated by reference to Post-Effective Amendment No. 20 filed on behalf of Annuity Investors Variable Account A, 1933 Act File No. 033-59861 (Nauticus), 1940 Act File No. 811-07299, on or about April 22, 2011.

28/

Incorporated by reference to Post-Effective Amendment No. 21 filed on behalf of Annuity Investors Variable Account B, 1933 Act File No. 333-51971 (Advantage), 1940 Act File No. 811-08017, on or about April 25, 2012.

28A/

Incorporated by reference to Post-Effective Amendment No. 20 filed on behalf of Annuity Investors Variable Account B, 1933 Act File No. 333-51955 (Independence), 1940 Act File No. 811-08017, on or about April 23, 2012.

29/

Incorporated by reference to Post-Effective Amendment No. 27 filed on behalf of Annuity Investors Variable Account B, 1933 Act File. No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on or about April 26, 2012.

30/

Incorporated by reference to Post-Effective Amendment No. 22 filed on behalf of Annuity Investors Variable Account A, 1933 Act File No. 033-59861 (Nauticus), 1940 Act File No. 811-07299, on or about April 25, 2013.

31/

Incorporated by reference to Post-Effective Amendment No. 7 filed on behalf of Annuity Investors Variable Account C 1933 Act File No. 333-148387 (Transition20), 1940 Act File No. 811-21095 on or about April 25, 2014.

32/

Incorporated by reference to Post-Effective Amendment No. 8 filed on behalf of Annuity Investors Variable Account C 1933 Act File No. 333-148387 (Transition20), 1940 Act File No. 811-21095 on or about April 28, 2015.

33/

Incorporated by reference to Post-Effective Amendment No. 10 filed on behalf of Annuity Investors Variable Account C. 1933 Act File No. 333-148387 (Transition20), 1940 Act File No. 811-21095 on April 28, 2017.

34/

Incorporated by reference to Post-Effective Amendment No. 26 filed on behalf of Annuity Investors Variable Account B. 1933 Act File No. 333-51955 (Independence), 1940 act File No. 811-08017 on or about April 27, 2018.

35/

Incorporated by reference to Post-Effective Amendment No. 22 filed on behalf of AIM Variable Insurance Funds, Inc., 1933 Act File No. 33-57340, 1940 Act File No. 811-7452, on February 12, 2002 as Exhibit H75.

36/

Incorporated by reference to Pre-Effective Amendment No. 1 (Form N-4 EL/A) filed on behalf of Annuity Investors® Variable Account C, 1933 Act File No. 333-88300 (Helmsman), 1940 Act File No. 811-21095, on July 26, 2002.

37/	Incorporated by reference to Post-Effective Amendment No. 10 filed on behalf of Annuity Investors® Variable Account A, 1940 Act File No. 811-07299, on April 29, 2005.

38/

Incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Navigator), 1940 Act File No. 811-08017, on February 1, 1999.

39/

Incorporated by reference to Post-Effective Amendment No. 35 to Form N-4 filed on behalf of Annuity Investors® Variable Account B, 1933 Act File No. 333-19725 (Spirit), 1940 Act File No. 811-08017, on April 29, 2020.

FW/	Filed herewith.

Item 25.	Directors and Officers of Annuity Investors Life Insurance Company®

The principal business address of each director and officer of Annuity Investors Life Insurance Company is 301 East Fourth Street, Cincinnati, Ohio 45202.

Name	Positions and Offices with the Company
Christopher P. Miliano	Director, Executive Vice President, Chief Financial Officer-Operations & Treasurer
Mark F. Muething	Director, President & Assistant Secretary
John P. Gruber	Director, Senior Vice President, General Counsel, Secretary & Chief Compliance Officer
Michael J. Prager	Director
Jeffrey G. Hester	Director
Adrienne Baglier	Senior Vice President-Operations
Michael H. Haney	Vice President
Rebecca Schriml	Vice President
Brian Sponaugle	Vice President
Richard L. Sutton	Assistant Vice President & Appointed Actuary
Eugene M. Breen	Appointed Actuary
H. Kim Baird	Assistant Treasurer
William C. Ellis	Assistant Treasurer

Item 26.	Persons Controlled by or Under Common Control with the Depositor and Registrant

The Depositor, Annuity Investors Life Insurance Company® is an indirect wholly-owned subsidiary of American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).

Annuity Investors ® Variable Account B is a segregated asset account of Annuity Investors Life Insurance Company. ®

A chart indicating the persons controlled by or under common control with the Company is filed herewith as Exhibit 99.1.

Item 27.	Number of Contract Owners

As of February 29, 2020, there were 5,302 Individual Contract Owners of which 5,120 were qualified and 182 were non-qualified.

As of February 29, 2020, there were 967 Participants (Certificate Owners) in 117 Group Contracts.

Item 28.	Indemnification

The Code of Regulations of Annuity Investors Life Insurance Company® provides in Article V as follows:

The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

Insofar as indemnification for liability arising under the Securities Act of 1933 (“1933 Act”) may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The directors and officers of Annuity Investors Life Insurance Company® are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term “loss” means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term “Wrongful Acts” means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA, in the name of American Premier Underwriters, Inc.

Item 29.	Principal Underwriter

(a)

Great American Advisors®, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 (“1940 Act”). It is also the underwriter and distributor of Annuity Investors®Variable Account A.

Great American Advisors®, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors® Variable Account A, Annuity Investors® Variable Account B, and Annuity Investors® Variable Account C.

(b)	The principal business address of each director and officer of Great American Advisors, Inc. is 301 East Fourth Street, 11th Floor, Cincinnati, Ohio 45202.

Name	Position with Great American Advisors, Inc.
Mark F. Muething	Vice President, Secretary & Chief Legal Officer and Director
Peter J. Nerone	President, Chief Executive Officer & Chief Compliance Officer
Athena Purdon	Treasurer

(c)	Required information is included in, and incorporated by reference to, Part B of this Registration Statement.

Item 30.	Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by the Company at its administrative office at 301 East Fourth Street, Cincinnati, Ohio 45202.

Item 31.	Management Services

Not Applicable.

Item 32.	Undertakings

(a)

Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)

Registrant undertakes that it will include either (1) as part of any application to purchase a Contract or Certificate offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)

Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any Financial Statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d)

The Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, this Post-Effective Amendment No. 36 to the Registration Statement has been signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on August 28, 2020.

ANNUITY INVESTORS® VARIABLE ACCOUNT B
(Registrant)

By: /s/ Mark F. Muething
Mark F. Muething
President, Assistant Secretary and Director
Annuity Investors Life Insurance Company®

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
(Depositor)

By: /s/ Mark F. Muething
Mark F. Muething
President, Assistant Secretary and Director

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark F. Muething	President, Assistant Secretary & Director
Mark F. Muething	August 28, 2020

/s/ Christopher P. Miliano	Executive Vice President, Chief Financial
Christopher P. Miliano*	Officer-Operations, Treasurer & Director August 28, 2020

/s/ John P. Gruber	Senior Vice President, General Counsel,
John P. Gruber	Secretary, Chief Compliance Officer & Director August 28, 2020

/s/ Michael J. Prager	Director
Michael J. Prager*	August 28, 2020

/s/ Jeffrey G. Hester	Director
Jeffrey G. Hester*	August 28, 2020

/s/ John P. Gruber
*John P. Gruber, as Attorney-in-Fact	August 28, 2020

1

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4(f)(1A)	Form of SIMPLE IRA Endorsement to Individual Contract (E408P (97)-3).

4(j)(4A)	Revised Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract (E6003402NW)

4(n)(2)	Form of Settlement Options Endorsement to Individual Contract and Group Contract (E6012104NW)

8(f)(1)(iii)	BNY Mellon Variable Investment Fund: Amendment dated as of December 1, 2004 to Fund Participation Agreement

8(i)(2)(i)	BNY Mellon: Amendment to Letter Agreement (Shareholder Services) dated as of March 1, 2007

8(j)(3)(i)	Deutsche DWS: Amendment No. 1 dated as of March 9, 2001 to Administrative Services Letter Agreement.

8(j)(3)(ii)	Deutsche DWS: Amendment dated as of April 10, 2006 to Administrative Services Letter Agreement.

8(k)(1)(i)	Morningstar Portfolios: Amendment to Fund Participation Agreement dated November 23, 2007

8(k)(3)	Morningstar Portfolios: Consent Letter dated October 6, 2011 Regarding Continuation of Fund Participation Agreement and Related Agreements.

8(l)(2)	Franklin Templeton: Administrative Services Agreement between Franklin Templeton Services, LLC and Annuity Investors Life Insurance Company.

8(l)(2)(i)	Franklin Templeton: Amendment No. 1 dated as of February 16, 2009 to Administrative Services Agreement.

8(m)(1)(ii)	Janus Aspen Series: Amendment effective January 2, 2004 to Fund Participation Agreements.

8(m)(1)(iii)	Janus Aspen Series: Amendment effective May 1, 2004 to Fund Participation Agreements.

8(q)(2)(i)	Timothy Plan: Amendment as of May 19, 2009 to Administrative Services Agreement

8(q)(3)	Timothy Plan: Shareholder Information Agreement between Timothy Partners, Ltd. and Annuity Investors Life Insurance Company® dated as April 16, 2007

99	Powers of Attorney

1